Exhibit 21

Subsidiaries of American Lorain Corporation

Name	Place of Incorporation
International Lorain Holdings, Inc.	Cayman Islands
Junan Hongrun	People’s Republic of China
Shandong Lorain	People’s Republic of China
Dongguan Lorain	People’s Republic of China
Shandong Greenpia	People’s Republic of China
Beijing Lorain	People’s Republic of China
Luotian Lorain	People’s Republic of China